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                                                                    Exhibit 99.1

                                  Risk Factors

     In passing the Private Securities Litigation Reform Act of 1995, or the Reform Act, Congress encouraged public companies to make "forward-looking statements" by creating a safe harbor to protect them from securities law liability in connection with these statements. We intend to qualify both our written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

     Generally, forward-looking statements include expressed expectations of future events and the assumptions on which these expectations are based. All forward-looking statements are inherently uncertain as they are based on expectations and assumptions concerning future events, and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on our written or oral forward-looking statements. We do not undertake any obligation to update or revise these Risk Factors to reflect future developments. In addition, we do not undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time. These Risk Factors supersede the Risk Factors filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2001.

     We provide the following risk factor disclosure in connection with our continuing effort to qualify our written and oral forward-looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements include the disclosures contained in the Quarterly Report on Form 10-Q to which this statement is appended as an exhibit and also include the following:

     Our Independent Public Accountants Have Expressed Doubts Over Our Ability to Continue as a Going Concern. We incurred net losses of approximately $2,129,670 for the quarter ended March 31, 2002 and net losses of approximately $8,812,321 for the year ended December 31, 2001. Our cash and cash equivalents at March 31, 2001 was $305,008. Cash used in operations for the quarter ended March 31, 2002 was $1,342,605. As of March 31, 2002, we had an accumulated deficit of $14,595,775. As a result of our financial condition the independent auditors' report covering our December 31, 2001 consolidated financial statements and financial statement schedule contains an explanatory paragraph that states that our recurring losses from operations and accumulated deficit raised substantial doubt about our ability to continue as a going concern. We have initiated actions to increase revenues, decrease operating costs and restructure our loans from shareholders. We believe that our current cash and cash equivalents and the access to funds through loans from our affiliates will be sufficient to fund our operations for the remainder of 2002. Although we intend to carefully manage our use of cash and improve profitability, we may be required to further reduce our operations and seek additional financing from our affiliates or others. We may seek to raise additional funds through public or private equity financing or from other sources. We may also consider additional options, which include, but are not limited to, forming strategic partnerships or alliances and/or considering other strategic alternatives, including possible business combinations. Other than our shareholders, we have not yet identified the source of any additional financing, nor can we predict whether additional financing can be obtained, or if obtained, the terms of such financing. Further, there can be no assurance that any of the additional strategic alternatives will be available, or if available, will be on terms favorable to us or our shareholders.

     We Have Incurred a Significant Amount of Debt, Including Significant Debts to Shareholders, One of Which Is Controlled by Members of Our Board of Directors. In order to fund our operations in 2001 and 2002, we borrowed funds from two of our principal shareholders, Venturos AS ('Venturos') and Glastad Holding Limited ('Glastad'), in exchange for Promissory Notes. Venturos is controlled by Terje Mikalsen, who is a member of our Board of Directors. These Promissory Notes have terms and provisions customary to such types of Notes. As of March 31, 2002, an aggregate of $10,865,490 including interest is outstanding pursuant to the Notes. Pursuant to the terms of Notes, in the event we successfully complete either a private placement or a public offering of its common stock in either the Norwegian or United States stock markets in which gross proceeds of at least $2,000,000 are raised, the outstanding principal balance of $10,364,931 shall be either automatically or may optionally be converted into a number of shares of our common stock equal to the then-outstanding principal amount of the Note divided by 75%

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of the offering price per share in such offering. Venturos and Glastad will also have the option of converting the outstanding interest on the remaining Notes into shares of our common stock at the same discounted price per share.

     Additionally, in December 2001, we entered into a credit facility with Nordea Bank Norge ASA to borrow up to $3,350,000 pursuant to a Loan and Security Agreement guaranteed by three of our shareholders. In connection with this Loan Agreement, we granted Nordea Bank a security interest in all of our intellectual property, and we recorded a related Security Agreement in the U.S. Patent and Trademark Office and the U.S. Copyright Office. Our agreement with Nordea Bank Norge ASA provides that upon a failure of us to pay our debts in accordance with the loan documents, Nordea Bank may exercise their security rights to our intellectual property.

     We cannot be certain that we will be able to repay our secured loans in a timely fashion, or at all, without requesting waivers or forbearance of such debt. If we are unable to repay our debts as they become due, our secured creditor may exercise its security rights, and as a result, seize all right and title to our intellectual property. Such an exercise of rights would have a material and adverse effect on our ability to continue our operations, and may require us to cease operations.

     Our Results of Operations May Fluctuate. Our quarterly operating results have in the past and may in the future vary significantly depending on factors such as:

     .    revenue from software licenses;
     .    the timing of new product and service announcements;
     .    market acceptance of new and enhanced versions of our products;
     .    the size and timing of significant orders;
     .    changes in operating expenses; and
     .    general economic factors.

     We have limited or no control over many of these factors. We operate with a very small order backlog because our software licenses typically are installed shortly after orders are received. As a result, revenues in any quarter are substantially dependent on the quantity of orders received in that quarter. Quarterly revenues also are difficult to forecast because the market for our products is evolving and our revenues in any period are significantly affected by the announcements and product offerings of our competitors as well as alternative technologies. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

     We Face Significant Competition from Companies that Have Greater Resources than We Do, and the Markets in Which We Compete Are Intensely Competitive, Highly Fragmented and Rapidly Changing. The development and marketing of digital image products and technologies are extremely competitive. Many of the companies developing and marketing competitive technologies have competitive advantages over us because they have established positions in the market, enjoy brand name recognition, or have established ties with OEMs. Further, there can be no assurance that our competitors will not succeed in developing products or technologies that are more effective than those being developed by us or that would render our products and technologies obsolete. In addition, many of our competitors have substantially greater financial, technical, marketing and human resources capabilities than us.

     Our Success Depends Upon the New Products We Develop and Our Ability to Improve Technology. In August 1999, we introduced our MediaBin platform, which was designed to provide efficient, accurate and timely utilization of image assets for brand-centered corporations and other organizations that depend on the efficient, accurate and timely utilization of image assets. We expect that the majority of our future revenues will be derived from license, service and maintenance fees for MediaBin software. As a result, our future operating results are substantially dependent upon market acceptance of MediaBin and any enhancements thereto. There can be no assurance that MediaBin will achieve market acceptance, or that we will introduce enhanced versions of our products on a timely basis to meet the evolving needs of our customers. Even if our MediaBin platform achieves initial market acceptance, any material reduction in demand for our products, increased competition, technological change or other factors would have a material adverse effect on our business, operating results and financial condition.

     If Our Software Contains Defects, Our Sales Are Likely to Suffer and We May Be Exposed to Legal Claims. Our products and product enhancements are very complex and may from time to time contain defects or result in failures that we did not detect or anticipate when introducing such products or enhancements to the market. Despite

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our testing, defects may still be discovered in some new products or enhancements after the products or enhancements are delivered to customers. The occurrence of these defects could result in:

     .    product returns;
     .    adverse publicity;
     .    loss of or delays in market acceptance of our products;
     .    delays or cessation of service to our customers; or
     .    legal claims by customers against us.

     Our Business Is Dependent on Several Key Employees. Our success depends largely upon the continued services of these key employees. We cannot guarantee that these employees will continue their service with us. The loss of any of these key employees could have an adverse effect on our business.

     Infringement or Duplication of Our Proprietary Technology Could Harm Our Business. We currently rely on a combination of patent, trademark, service mark, trade dress, copyright, and trade secret laws, as well as confidentiality provisions and contractual provisions to protect our proprietary technology. However, we cannot guarantee that third parties will not infringe or duplicate this technology and offer competing products that are substantially similar to ours.

     We currently hold 25 issued U.S. patents, expiring in the period from 2009 through 2017, with 5 additional applications in process. We cannot guarantee that any future applications to protect our intellectual property will not be rejected. Even if they are not rejected, trademark, patent, copyright, and trade secret protection may not be effective or available in every country in which our products are distributed. Despite taking steps to protect our rights, third parties could infringe or misappropriate our proprietary rights. Also, most protections do not preclude competitors from independently developing products with functionality or features substantially equivalent or superior to our products. Any infringement, misappropriation or third-party development could have a material adverse effect on our business, results of operations and financial condition.

     In the future, litigation may be necessary to enforce and protect our patents, trade secrets, copyrights and other intellectual property rights. Litigation, regardless of its outcome, would divert management resources, be expensive, and may not effectively protect our intellectual property.